April 15, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	UnumProvident Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed February 23, 2009
File Number 001-11294

Dear Mr. Rosenberg:

In response to your letter dated April 2, 2009, we are providing the following information as requested, in corresponding order to the numbered items in the aforementioned letter (repeated in part for your convenience). Our proposed changes to existing disclosures are shown in tracking to aid in your analysis. We will make the requested expanded disclosures in future quarterly and/or annual filings as indicated for each response.

Item 1A. Risk Factors

“Events that damage our reputation may adversely affect our business…… page 17

1. We note your reference to “many events, including but not limited to” those discussed in your Risk Factors section, that may harm your reputation. Please revise to put this risk factor in context. If you are aware of particular events, series or types of events that could pose a material risk to the Company’s reputation, please describe them in this risk factor.

Company Response:

Our proposed disclosure is shown below. We propose to provide this expanded disclosure in future annual filings.

Events that damage our reputation may adversely affect our business, results of operations, or financial condition.

There are many events, ~~including but not limited to those discussed herein in Item 1A~~, which may harm our reputation. These events could include but are not limited to those discussed herein in Item 1A regarding regulatory examinations and investigations concerning disability claims handling procedures and our practices on one or more aspects of broker compensation, quoting insurance business, and related matters, as well as legal proceedings which have previously and may in the future result in court rulings and jury verdicts against us. Depending on the severity of the damage to our reputation, we may be unable to effectively compete for new products or retain our existing business. Damage to our reputation may also hinder our ability to raise new capital or increase our cost of capital. See “Examinations and Investigations” contained herein in Item 1, “Legal and Regulatory Issues” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained herein in Item 7, and Note 14 of the “Notes to Consolidated Financial Statements” contained herein in Item 8 for additional information on regulatory matters and legal proceedings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Reserves for Policy and Contract Benefits

Policy Reserves, page 38

2. Please revise to clarify your statement that you “maintain policy reserves for a policy for as long as the policy remains in force, even after a separate claim reserve is established,” since this may be interpreted as the same claim being reserved in both policy reserve and claim reserve and/or that the reserve may be released prior to being paid or settled when the policy is no longer in force.

Company Response:

Our proposed disclosure is shown below. We propose to provide this expanded disclosure in future annual filings.

Because the key policy reserve assumptions for policy persistency, mortality and morbidity, and discount rates are all locked in at policy issuance based on assumptions appropriate at that time, policy reserve assumptions are not changed due to a change in claim status from active to disabled subsequent to policy issuance. Therefore, ~~W~~we maintain policy reserves for a policy for as long as the policy remains in force, even after a separate claim reserve is established. Incidence rates in industry standard valuation tables for policy reserves have traditionally included all lives, active and disabled. In addition, the waiver of premium provision provides funding for the policy reserve while a policyholder is disabled. Therefore, the funding mechanisms and the cost of claims are aligned and require a policy reserve to be held while on claim. In addition, most policies allow for multiple occurrences of claims, and therefore a policy reserve is still maintained at the time of claim to fund any potential future claims. The policy reserves build up and release over time based on assumptions made at the time of policy issuance such that the reserve is eliminated as policyholders reach the terminal age for coverage, die, or voluntarily lapse the policy.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4 – Investments

Fixed Maturity Securities, page 127

3. Please expand the disclosure on page 127 to describe the factors that determine that $3,551.7 million in gross unrealized losses on fixed maturity securities at December 31, 2008 are not other than temporary. Disclose the amount, if any, of securities that defaulted in repayment and why you continue to believe unrealized losses relating to these securities are not other than temporary. In addition, disclose the amount of securities that are in gross unrealized loss position by year of maturity, similar to the one provided on page 129.

4. Since your discussion on page 127 implies that the gross unrealized losses at December 31, 2008 for below-investment-grade fixed maturity securities was not the result of credit issues, disclose the circumstances giving rise to the loss position.

Company Response:

Our proposed disclosure in response to your Comments 3 and 4, revised using our previous 2008 Form 10-K disclosures on pages 127, 128, and 129, is shown below. We propose to move the two paragraphs previously at the bottom of page 127 (your Comment 4 reference) to immediately precede our discussion currently on pages 128 and 129. We did not intend to previously imply in our disclosure that the unrealized losses for our below-investment-grade fixed maturity securities were not the result of credit issues and have expanded that paragraph to clarify. We propose to provide this revised disclosure, shown below in its entirety, in our Management’s Discussion and Analysis in future quarterly filings and in our Notes to Consolidated Financial Statements in future annual filings.

Of the $3,551.7 million in gross unrealized losses on fixed maturity securities at December 31, 2008, $2,883.7 million, or 81.2 percent, are related to investment-grade fixed maturity securities. Unrealized losses on investment-grade fixed maturity securities principally relate to changes in interest rates or changes in market or sector credit spreads which occurred subsequent to the acquisition of the securities.

The gross unrealized loss on below-investment-grade fixed maturity securities was $668.0 million at December 31, 2008, or 18.8 percent, of the total gross unrealized loss on fixed maturity securities. Generally, below-investment-grade fixed maturity securities are more likely to develop credit concerns. The credit component of an unrealized loss on below-investment-grade fixed maturity securities is normally a larger portion of the unrealized loss than is the case for investment-grade fixed maturity securities.

In determining when a decline in fair value below amortized cost of a fixed maturity security is other than temporary, we evaluate the following factors:

•	The probability of recovering principal and interest.
•	Our ability and intent to retain the security for a sufficient period of time for it to recover.
•	Whether the security is current as to principal and interest payments.
•	The significance of the decline in value.
•	The time period during which there has been a significant decline in value.
•	Current and future business prospects and trends of earnings.
•	The valuation of the security’s underlying collateral.
•	Relevant industry conditions and trends relative to their historical cycles.
•	Market conditions.
•	Rating agency and governmental actions.
•	Bid and offering prices and the level of trading activity.

•	Adverse changes in estimated cash flows for securitized investments.
•	Changes in fair value subsequent to the balance sheet date.
•	Any other key measures for the related security.

We evaluate available information, including the factors noted above, both positive and negative, in reaching our conclusions. In particular, we also consider the strength of the issuer’s balance sheet, its debt obligations and near term funding requirements, cash flow and liquidity, the profitability of its core businesses, the availability of marketable assets which could be sold to increase liquidity, its industry fundamentals and regulatory environment, and its access to capital markets. While determining other than temporary impairments is a judgmental area, we utilize a formal, well-defined, and disciplined process to monitor and evaluate our fixed income investment portfolio, supported by issuer specific research and documentation as of the end of each period. The process results in a thorough evaluation of problem investments and the recording of realized losses on a timely basis for investments determined to have an other than temporary impairment.

If we determine that the decline in value of an investment is other than temporary, the investment is written down to fair value, and an impairment loss is recognized in the current period to the extent of the decline in value. For those fixed maturity securities with an unrealized loss and on which we have not recorded an impairment write-down, we believe that the decline in fair value below amortized cost is temporary and that we will recover principal and interest. We have the ability and intent to hold these securities to the earlier of recovery or maturity.

There have been no defaults in the repayment obligations of any securities for which we have not recorded an other than temporary impairment.

The following is a distribution of the maturity dates for fixed maturity securities in an unrealized loss position. The maturity dates have not been adjusted for possible calls or prepayments.

	December 31, 2008 (in millions of dollars)
	Fair Value	Gross Unrealized Loss
Due in 1 year or less	$116.2	$3.2
Due after 1 year up to 5 years	2,095.3	222.3
Due after 5 years up to 10 years	6,368.8	1,149.7
Due after 10 years	9,704.5	2,121.4

Subtotal	18,284.8	3,496.6
Mortgage/Asset-Backed Securities	346.1	55.1

Total	$18,630.9	$3,551.7

Definition of Fair Value

Inputs to Valuation Techniques, page 133

5. Please revise to separately quantify the fixed maturity securities that were valued based on broker quotes or pricing services without the active trades. In addition, separately disclose the amount of the binding quotes vs. the non-binding quotes.

Company Response:

Our proposed disclosure, revised using the 2008 Form 10-K disclosure, is as follows. We propose to provide this expanded disclosure in future quarterly filings.

~~Observable inputs which we utilize to determine the fair values of our investments and derivative financial instruments include indicative broker prices and prices obtained from external pricing services. At December 31, 2008, approximately 87.6 percent of our fixed maturity securities were valued based on active trades and/or broker quotes or prices obtained from pricing services that generally use observable inputs in their valuation techniques, with no additional adjustments to the prices. These assets were classified as either Level 1 or Level 2, with the categorization dependent on whether the price was for an actual representative sale, for identical assets actively traded, and/or the quote binding or non-binding. We generally obtain, on average, one quote per financial instrument.~~

Observable inputs which we utilize to determine the fair values of our investments and derivative financial instruments include broker market maker prices, Trade Reporting and Compliance Engine (TRACE) pricing, prices obtained from external pricing services, and broker price levels. At December 31, 2008, approximately 9.4 percent of our fixed maturity securities were valued using active trades from TRACE pricing or using broker market maker prices for which there was current market activity in that specific security (comparable to receiving one binding quote). The prices obtained were not adjusted, and the assets were classified as Level 1.

The remaining 90.6 percent of our fixed maturity securities were valued based on non-binding quotes or other observable or unobservable inputs, as discussed below.

•

Approximately 73.4 percent of our fixed maturity securities were valued based on prices from pricing services that generally use observable inputs such as prices for securities or comparable securities in active markets in their valuation techniques. These assets were classified as Level 2.

•

Approximately 4.8 percent of our fixed maturity securities were valued based on one or more non-binding broker price levels based on observable market data or on TRACE prices for identical or similar assets absent current market activity. These assets, for which we were able to validate the price using other observable market data, were classified as Level 2.

•

Approximately 12.4 percent of our fixed maturity securities were valued based on prices of comparable securities, matrix pricing, market models, and/or internal models or were valued based on non-binding quotes with no other observable market data. These assets were classified as either Level 2 or Level 3, with the categorization dependent on whether there was other observable market data.

We review all prices obtained to ensure they are consistent with a variety of observable market inputs and to verify the validity of a security’s price. These inputs, along with our knowledge of the financial conditions and industry in which the issuer operates, will be considered in determining whether the ~~quoted or indicated~~ price, as well as the change in price from quarter to quarter, are valid or require adjustment.

~~On selected securities where there is not an indicated price or where we cannot validate the price, some combination of market inputs may be used to determine a price using a pricing matrix, or we may use pricing inputs from a comparable security. At December 31, 2008, we valued approximately 9.8 percent of our fixed maturity securities using this method. These assets were classified as Level 2.~~ The parameters and inputs used to validate a price on a security may be adjusted for assumptions about risk and current market conditions on a quarter to quarter basis, as certain features may be more significant drivers of valuation at the time of pricing. Changes to inputs in valuations are not changes to valuation methodologies; rather, the inputs are modified to reflect direct or indirect impacts on asset classes from changes in market conditions. We consider transactions in inactive or disorderly markets to be less representative of fair value. We use all available observable inputs when measuring fair value, but when significant other unobservable inputs and adjustments are necessary, we classify these assets as Level 3.

Acknowledgement:

As requested in your April 2 letter, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or wish to discuss, please contact me at 423-294-1309.

Sincerely,

Robert C. Greving

Executive Vice President, Chief Financial Officer and Chief Actuary

cc:	Kei Ino
Division of Corporation Finance
United States Securities and Exchange Commission

Lisa Vanjoske
Division of Corporation Finance
United States Securities and Exchange Commission